Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 19, 2014 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2013 and 2012.  The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2013 and 2012 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

Overview	3

2013 Highlights	4

2014 Guidance	5

Portfolio Additions	7

Overview of Financial Performance – Q4 2013	11

Overview of Financial Performance – 2013	21

Quarterly Financial Information	27

Non-IFRS Financial Measures	27

Financial Position, Liquidity and Capital Resources	31

Capital Resources	34

Critical Accounting Estimates	34

Outstanding Share Data	38

Risk Factors	39

Internal Control Over Financial Reporting and Disclosure Controls and Procedures	39

Cautionary Statement on Forward Looking Information	41

Overview

Franco-Nevada is a gold focused royalty and stream company.  Franco-Nevada has a diversified portfolio of cash-flow producing assets and interests in some of the largest gold development and exploration projects in the world. Franco-Nevada is the leading company in its category by both gold revenues and number of gold assets. Franco-Nevada’s shares are listed on the Toronto and New York Stock Exchanges under the symbol FNV.

Franco-Nevada’s strategy is to provide its shareholders with superior returns through a diversified portfolio of assets with high margins and geological upside. As a royalty and stream company, Franco-Nevada’s initial investment in a project is its last while Franco-Nevada continues to benefit from future expansions and exploration discoveries made by the operators or developers.

Franco-Nevada continues to earn 80% of its revenue from precious metals from assets located in lower risk jurisdictions with 82% of its revenues earned from North America and Australia during 2013.  At March 19, 2014, we had over 370 royalty and stream assets, with 47 generating revenue from mineral assets, and 137 from oil & gas interests.

The following table outlines Franco-Nevada’s revenue for the three and twelve months ended December 31, 2013 and 2012 by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

	Revenue
For the three months ended December 31,	2013		2012
(expressed in millions)	$	%	$	%
Commodity
Gold	$69.2	69%	$84.4	74%
PGM	13.8	14%	15.3	14%
Other Minerals	4.4	4%	1.4	1%
Oil & Gas	12.6	13%	13.0	11%
	$100.0	100%	$114.1	100%

Geography
Canada	38.4	39%	38.4	34%
United States	$14.3	14%	$34.1	30%
Mexico	24.1	24%	22.7	20%
Australia	6.2	6%	4.2	3%
Rest of World	17.0	17%	14.7	13%
	$100.0	100%	$114.1	100%

Type
Revenue-based	$37.3	37%	$50.7	44%
Streams	47.1	47%	43.0	38%
Profit-based	9.4	10%	15.2	13%
Working interests and other	6.2	6%	5.2	5%
	$100.0	100%	$114.1	100%

	Revenue
For the twelve months ended December 31,	2013		2012
(expressed in millions)	$	%	$	%
Commodity
Gold	$269.9	67%	$320.6	75%
PGM	51.6	13%	60.7	14%
Other Minerals	12.4	3%	4.8	1%
Oil & Gas	67.0	17%	40.9	10%
	$400.9	100%	$427.0	100%
Geography
Canada	$143.9	36%	$130.2	31%
United States	77.9	19%	120.0	28%
Mexico	86.9	22%	101.6	24%
Australia	21.1	5%	15.1	3%
Rest of World	71.1	18%	60.1	14%
	$400.9	100%	$427.0	100%
Type
Revenue-based	$169.0	42%	$179.0	42%
Streams	167.3	42%	190.9	45%
Profit-based	42.7	11%	41.8	10%
Working interests and other	21.9	5%	15.3	3%
	$400.9	100%	$427.0	100%

Franco-Nevada has a robust balance sheet with assets generating high margins from projects in stable jurisdictions. As at December 31, 2013, Franco-Nevada had $861.2 million in working capital(4) and an undrawn $500.0 million credit facility from which to fund current commitments and future acquisitions.

Q4 2013 Highlights

•                  69,741 Gold Equivalent Ounces(1)(2) earned (2012 — 59,369(2)), an increase of 17.5%;

•                  Revenue of $100.0 million (2012 - $114.1 million);

•                  Net loss of $80.6 million, or $0.55 per share (2012 — net loss of $33.1 million or $0.23 per share);

•                  Adjusted Net Income(3) of $30.5 million, or $0.21 per share (2012 - $47.0 million or $0.32 per share); and

•                  Adjusted EBITDA(3) of $77.3 million, or $0.53 per share (2012 - $93.7 million or $0.65 per share).

2013 Highlights

•                  241,402 Gold Equivalent Ounces(1)(2) earned (2012 — 230,252(2)), an increase of 4.8%;

•                  Revenue of $400.9 million (2012 - $427.0 million);

•                  Net income of $11.7 million, or $0.08 per share (2012 - $102.6 million or $0.72 per share);

•                  Adjusted Net Income(3) of $138.3 million, or $0.94 per share (2012 - $171.0 million, or $1.19 per share);

•                  Adjusted EBITDA(3) of $322.5 million, or $2.20 per share (2012 - $347.8 million, or $2.43 per share);

•                  Robust Margin(3) of 80.4% (2012 — 81.5%); and

•                  Transactions and commitments totaling $267.9 million (2012 - $1.5 billion).

(1)         For Q4 2013, certain platinum and palladium assets have been converted to Gold Equivalent Ounces (“GEOs”) using commodity prices of $1,272/ounce (“oz”) gold (2012 - $1,719/oz), $1,397/oz platinum (2012 - $1,603/oz) and $726/oz palladium (2012 - $654/oz).  For 2013, certain platinum and palladium assets have been converted to GEOs using average commodity prices of $1,411/oz gold (2012 - $1,669/oz), $1,487/oz platinum (2012 - $1,552/oz) and $725/oz palladium (2012 - $645/oz).

(2)         In Q4 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in a change to the GEOs previously calculated. The effect of the amendment was an increase of approximately 3,800 GEOs in 2013 and a decrease of 600 GEOs in 2012.

(3)         Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 27-31 of this MD&A.

(4)         Working capital is a non-IFRS financial measure. Working capital is defined by the Company as current assets less current liabilities.

2014 Guidance

The following contains forward looking statements about our guidance for 2014. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

In 2013, Franco-Nevada realized 241,402 Gold Equivalent Ounces(2) (“GEOs”) from its mineral assets and $67.0 million in revenue from its oil & gas assets.  This compares to Franco-Nevada’s original 2013 guidance made in March 2013 of 215,000 to 235,000 GEOs and $55-$65 million for oil & gas revenue.  GEO production benefited from the strength of the rest-of-world gold and the platinum group metal (“PGM”) assets more than offsetting weakness from the U.S. and Canada gold assets especially the net profit royalties.  Oil & gas revenues benefited from stronger than expected prices and a narrowing in differentials.

For 2014, Franco-Nevada is expecting to receive between 245,000 to 265,000 GEOs from its mineral assets and $60.0 to $70.0 million in revenue from its oil & gas assets. Of the 245,000 to 265,000 GEOs, Franco-Nevada expects to receive 130,000 to 140,000 GEOs under its various stream agreements compared with 123,387 ounces in 2013.

GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For the 2014 guidance, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,300/oz Au, $1,400/oz Pt and $725/oz Pd.  The WTI oil price is assumed to average $95 per barrel with higher discounts for Canadian oil than experienced in 2013.  2014 guidance assumes the continued steady state of operations from our assets and is also based on the assumptions set out below.

In addition, we expect to fund approximately $200.0 million in 2014 in connection with our precious metals stream agreement on Cobre Panama.

More specifically, we expect the following with respect to key producing assets for 2014:

•                                          Gold — U.S.:  Overall GEOs from U.S. gold assets are expected to be higher in 2014. Goldstrike royalty ounces for 2014 are expected to be slightly higher than 2013 due to higher production on grounds covered by our net smelter returns (“NSR”) and net profit interests (“NPI”) claims. At Gold Quarry, we expect 11,250 royalty ounces in 2014 as payments will be based on the minimum royalty provision. In addition, GEOs are expected from the Fire Creek/Midas transaction (See Portfolio Additions below) which will start delivering ounces in mid-2014.  Hollister is expected to remain on care and maintenance throughout 2014.

•                                          Gold — Canada:  GEOs earned from Canadian assets in 2014 are expected to be in-line with 2013 levels with projected increases from Detour Lake, as it reaches production capacity, and a full year of production from the new Kirkland Lake royalty  (See Portfolio Additions below). These increases are expected to be partially offset by lower production from the Sudbury and Golden Highway assets and NPI royalties.

•                                          Gold — Australia:  We expect Australian GEOs to be slightly higher in 2014 than 2013. Duketon gold production is expected to increase as the operator, Regis Resources Ltd. (“Regis”), has reported that Rosemont, the third operation on the Duketon property, has completed construction and commissioning commenced in October 2013. In addition, Regis reported that construction on the plant expansion started in the fourth quarter of 2013 which is expected to increase long-term gold production from both Garden Well and Rosemont.

•                                          Gold — Rest of World:  2014 Rest of World gold assets are expected to generate higher GEOs in 2014 than 2013. Our 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions (“MWS”), we expect to earn higher stream ounces.  We expect to receive 22,500 ounces under the newly acquired Sabodala gold stream (See Portfolio Additions below). At Tasiast, where we hold a 2% NSR, we anticipate 2014 to be consistent with what was earned in 2013. At Subika, royalty ounces are expected to be lower than in 2013 as mining moves off of ground covered by our royalty. At Edikan, where we have an effective 1.5% NSR, we expect slightly higher production in 2014.

•                                          PGM:  Sudbury stream ounces for 2014 are expected to be lower as mining at Podolsky ceased in 2013. At Stillwater, 2014 royalty ounces are expected to be consistent with 2013 levels.

•                                          Other minerals:  Overall, GEOs from other minerals are expected to be higher in 2014 than 2013 with Peculiar Knob, an iron-ore project in South Australia, and Osborne, a recent addition to the portfolio, being significant contributors.

•                                         Oil & Gas: For 2014, oil & gas revenues are expected to be $60.0 million to $70.0 million with slightly lower volumes and price discounts offset by reduced capital spending.

Portfolio Additions

Cerro Moro

In January 2014, Franco-Nevada entered into an agreement to acquire an existing 2% NSR on Yamana Gold Inc.’s Cerro Moro project located in Argentina for the Argentina peso equivalent of $23.5 million (at the official Argentine peso exchange rate) in cash.  The transaction is expected to close during the first half of 2014.

Fire Creek/Midas

On February 11, 2014, Franco-Nevada signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, by December 31, 2018, following which the NSR will become payable on gold produced from the Fire Creek and Midas properties.

Sabodala Gold Stream

On January 15, 2014, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, Franco-Nevada funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which Franco-Nevada will purchase 6% of the gold produced from Sabodala. Franco-Nevada will pay 20% of the market price of gold for each ounce delivered under the agreement.

Barrick Portfolio

On November 4, 2013, Franco-Nevada completed its acquisition of a portfolio of approximately 20 royalties from Barrick Gold Corporation for $20.9 million in cash.  Producing royalties have been added to Franco-Nevada’s portfolio from the Osborne copper/gold mine and Henty gold mine, both in Australia, as well as a 3% NSR on Premier Gold Mines Ltd.’s Hardrock project, located in Ontario, which has been classified as an advanced royalty. The majority of the remaining royalties are classified as exploration covering over 2,000 square kilometres of prospective geology.

Kirkland Lake

On October 31, 2013, Franco-Nevada acquired a 2.5% NSR on Kirkland Lake Gold Inc.’s (“Kirkland Lake”) properties in Kirkland Lake, Ontario, for $50.0 million in cash. Kirkland Lake has a 3 year option to buy back 1% of the NSR for $36.0 million (less the royalty proceeds attributable to the buy-back portion of the NSR that have been paid to Franco-Nevada prior to the date of the buy back).

Sissingue Royalty

On May 29, 2013, Franco-Nevada acquired a 0.5% NSR on certain tenements that comprise the Sissingue gold project located in Cote d’Ivoire and operated by Perseus Mining Limited, for Australian $2.0 million in cash.

Brucejack Royalty

On May 13, 2013, Franco-Nevada acquired an existing 1.2% NSR on Pretium Resources Inc.’s Brucejack gold project located in British Columbia for $45.0 million in cash. The NSR  becomes payable following the production of approximately 0.5 million ounces of gold and 17.9 million ounces of silver from the project.

Golden Meadows Royalty

On May 9, 2013, Franco-Nevada acquired a new 1.7% NSR on Midas Gold Corp.’s (“Midas”) Golden Meadows gold project located in Idaho for $15.0 million in cash subject to an option by Midas to re-acquire one-third of the royalty for $9.0 million.  Under the terms of the acquisition, Franco-Nevada also subscribed for 2.0 million Midas warrants which are exerciseable into Midas common shares with each warrant having an exercise price of C$1.23 and a ten-year term.

All of the above transactions have been, or will be, accounted for as asset acquisitions under IFRS.

Selected Financial Information

(in millions of U.S. dollars, except per share amounts)	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$400.9	$427.0	$411.2
Depletion and depreciation	129.3	126.7	130.6
Impairments(1)	143.6	82.7	168.7
Operating income	49.6	138.4	28.0
Net income (loss)	11.7	102.6	(6.8)
Basic earnings (loss) per share	$0.08	$0.72	$(0.05)
Diluted earnings (loss) per share	$0.08	$0.71	$(0.05)
Dividends declared per share	$0.72	$0.60	$0.44

Non-IFRS Measures
Adjusted Net Income(2)	$138.3	$171.0	$136.0
Adjusted Net Income(2) per share	$0.94	$1.19	$1.08
Adjusted EBITDA(2)	$322.5	$347.8	$327.3
Adjusted EBITDA(2) per share	$2.20	$2.43	$2.61
Weighted Average Shares Outstanding	146.8	143.1	125.4

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$292.8	$321.0	$271.1
Net cash used in investing activities	$1.4	$659.3	$225.3
Net cash provided by/(used in) financing activities	$(94.0)	$180.0	$323.7

	As at	As at	As at
	December 31, 2013	December 31, 2012	December 31, 2011
Statement of Financial Position
Cash and cash equivalents	$770.0	$631.7	$794.1
Short-term investments	18.0	148.2	16.7
Total assets	3,044.9	3,243.9	2,901.0
Deferred income tax liabilities	30.0	38.0	23.5
Total shareholders’ equity	2,963.8	3,149.1	2,834.2

Working capital(3)	$861.2	$822.4	$851.1
Debt	Nil	Nil	Nil

(1)       Impairments include impairment charges on investments, royalties, streams and working interests.

(2)       Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 27-31 of this MD&A.

(3)       Working capital is defined by the Company as current assets less current liabilities.

The following table outlines GEOs attributable to Franco-Nevada for the three and twelve months ended December 31, 2013 and 2012 by commodity (excluding oil & gas), geographical location and type of interest:

	Gold Equivalent Ounces(1)(2)
	2013		2012
For the three months ended December 31,	#	%	#	%
Commodity
Gold	54,453	78%	49,026	83%
PGM	11,776	17%	9,507	16%
Other Minerals	3,512	5%	836	1%
	69,741	100%	59,369	100%
Geography
Canada	21,260	31%	15,290	26%
United States	11,278	16%	19,915	34%
Mexico	19,017	27%	13,231	22%
Australia	4,828	7%	2,400	4%
Rest of World	13,358	19%	8,533	14%
	69,741	100%	59,369	100%
Type
Revenue-based	25,979	37%	24,264	41%
Streams	38,150	55%	25,652	43%
Profit-based	2,973	4%	8,831	15%
Other	2,639	4%	622	1%
	69,741	100%	59,369	100%

	Gold Equivalent Ounces(1)(2)
	2013		2012
For the twelve months ended December 31,	#	%	#	%
Commodity
Gold	192,297	80%	191,610	83%
PGM	40,007	16%	35,826	16%
Other Minerals	9,098	4%	2,816	1%
	241,402	100%	230,252	100%
Geography
Canada	58,955	24%	52,697	23%
United States	54,436	23%	71,719	31%
Mexico	62,232	26%	60,912	26%
Australia	15,205	6%	8,894	4%
Rest of World	50,574	21%	36,030	16%
	241,402	100%	230,252	100%
Type
Revenue-based	102,558	43%	89,845	39%
Streams	123,387	51%	113,837	49%
Profit-based	8,060	3%	25,042	11%
Other	7,397	3%	1,528	1%
	241,402	100%	230,252	100%

(1)           For Q4 2013, certain platinum and palladium assets have been converted to GEOs using average commodity prices of $1,272/oz gold (2012 - $1,719/oz), $1,397/oz platinum (2012 - $1,603/oz) and $726/oz palladium (2012 - $654/oz).  For 2013, certain platinum and palladium assets have been converted to GEOs using average commodity prices of $1,411/oz gold (2012 - $1,669/oz), $1,487/oz platinum (2012 - $1,552/oz) and $725/oz palladium (2012 - $645/oz).

(2)           In Q4 2013, the calculation of GEOs earned from the Sudbury assets was amended which resulted in a change to the GEOs previously calculated. The effect of the amendment was an increase of approximately 3,800 GEOs in 2013 and decrease of 600 GEOs in 2012.

Oil & gas revenues are not included in the reported GEO numbers above.

GEOs were earned from the following asset classes:

	Gold Equivalent Ounces(1)(2)
	2013		2012
For the three months ended December 31,	#	%	#	%

Gold — United States	8,833	13%	17,536	30%
Gold — Canada	12,116	17%	8,153	14%
Gold — Australia	1,457	2%	1,801	3%
Gold — Rest of World	32,047	46%	21,536	36%
Gold — Total	54,453	78%	49,026	83%
PGM	11,776	17%	9,507	16%
Other minerals	3,512	5%	836	1%
	69,741	100%	59,369	100%

	Gold Equivalent Ounces(1)(2)
	2013		2012
For the twelve months ended December 31,	#	%	#	%

Gold — United States	41,040	17%	60,562	26%
Gold — Canada	31,966	13%	27,468	12%
Gold — Australia	6,809	3%	6,886	3%
Gold — Rest of World	112,482	47%	96,694	42%
Gold — Total	192,297	80%	191,610	83%
PGM	40,007	16%	35,826	16%
Other minerals	9,098	4%	2,816	1%
	241,402	100%	230,252	100%

Our portfolio is well-diversified with revenue and GEOs being earned from approximately 47 different mineral interests in various jurisdictions.

Overview of Financial Performance - Three Months Ended December 31, 2013 to Three Months Ended December 31, 2012

Net Loss

Net loss for the quarter was $80.6 million, or $0.55 per share, compared with a net loss of $33.1 million, or $0.23 per share, for the same period in 2012. The increase in the net loss was driven primarily by (i) higher impairment charges of $54.9 million; and (ii) lower revenue of $14.1 million due to weaker commodity prices; with both partially offset by an income tax recovery.

Adjusted Net Income was $30.5 million, or $0.21 per share, compared with $47.0 million, or $0.32 per share, for Q4 2012.  The decrease in Adjusted Net Income was driven primarily by lower revenue and higher costs of sales, partially offset by lower income tax expense.

Revenue

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov. The market prices of gold, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

Revenue for the three and twelve months ended December 31, 2013 was $100.0 million (2012 - $114.1 million) and $400.9 million (2012 - $427.0 million), respectively, and was comprised of the following:

(expressed in millions)

		For the Three		For the Tweleve
		Months Ended	For the Three Months	Months Ended	For the Tweleve
		December 31,	Ended December 31,	December 31,	Months Ended
Property	Interest	2013	2012	2013	December 31, 2012
Gold - United States
Goldstrike	NSR/NPI 2-4%/2.4-6%	$4.7	$19.4	$21.2	$55.7
Gold Quarry	NSR 7.29%	3.2	4.1	20.7	18.6
Marigold	NSR/GR 1.75-5%/0.5-4%	1.6	3.2	8.8	10.9
Bald Mountain	NSR/GR 0.875-5%	0.7	1.5	3.8	8.8
Mesquite	NSR 0.5-2%	0.7	0.8	2.3	3.9
Other		0.6	1.1	2.3	3.8
Gold - Canada
Sudbury	Stream 50%	4.3	3.9	11.6	15.4
Golden Highway	NSR 2-15%	2.5	4.3	12.5	14.3
Detour Lake	NSR 2%	2.4	—	5.9	—
Musselwhite	NPI 5%	1.9	1.7	3.7	6.3
Hemlo	NSR/NPI 3%/50%	1.7	3.3	3.1	7.5
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	0.6	—	0.6	0.1
Timmins West	NSR 2.25%	1.1	0.7	3.2	2.0
Other		0.8	0.2	3.0	0.4
Gold - Australia
Duketon	NSR 2%	1.7	1.9	7.9	5.3
Henty	GR 1/10%	0.2	0.2	1.1	2.7
Other		(0.1)	1.0	0.7	3.6
Gold - Rest of World
Palmarejo	Stream 50%	23.3	21.5	83.5	96.0
MWS	Stream 25%	7.9	6.2	35.7	33.0
Subika	NSR 2%	4.3	2.2	14.4	3.2
Tasiast	NSR 2%	1.1	1.3	6.6	6.4
Edikan	NSR 1.5-3%	0.8	1.4	4.1	5.1
Cerro San Pedro	GR 1.95%	0.7	1.2	3.3	5.5
Cooke 4 (Ezulwini)	Stream 7%	1.2	0.2	3.5	3.3
Other		1.3	3.1	6.4	8.8
		69.2	84.4	269.9	320.6
PGM
Sudbury	Stream 50%	10.4	11.3	33.1	43.1
Stillwater	NSR 5%	2.9	3.7	18.0	17.3
Pandora	NPI 5%	0.5	0.3	0.5	0.3
		13.8	15.3	51.6	60.7
Other Minerals
Peculiar Knob	GR 2%	2.8	0.6	8.0	0.6
Osborne	NSR 2%	0.8	—	0.8	—
Mt. Keith	NPI/GR 0.25%/0.375%	0.4	0.4	1.7	2.2
Other		0.4	0.4	1.9	2.0
		4.4	1.4	12.4	4.8
Oil & Gas
Weyburn Unit	ORR 0.44%, WI 2.26%, 11.7%NRI	8.9	8.9	50.7	25.0

Midale Unit	ORR 1.14%, WI 1.59%	0.6	0.9	3.6	4.0
Edson	ORR 15%	0.8	1.1	4.3	3.9
Other	Various	2.3	2.1	8.4	8.0
		12.6	13.0	67.0	40.9

Revenue		$100.0	$114.1	$400.9	$427.0

Gold

Average gold prices continued to experience significant volatility during the fourth quarter of 2013, trading between $1,195/oz and $1,361/oz with an average price of $1,272/oz for the quarter (based on the London PM Fixed quoted prices). This average represents a 26.0% decrease from the average for the fourth quarter of 2012 of $1,719/oz. The deterioration of the gold price is attributable to a number of factors, including concerns over reductions in monetary stimulus that has been provided by the U.S. Federal Reserve and other global central banks, changes in investor sentiment toward the macroeconomic environment and expected near term interest rate increases.

Despite a 26.0% decrease in the average gold price, GEOs earned from gold assets increased by 11.1% in the quarter to 54,453 GEOs from 49,026 GEOs. Overall gold revenue declined by 18.0% to $69.2 million from $84.4 million for the fourth quarter of 2012. The lower average gold price had the most significant impact on gold revenue and GEOs earned from NPI royalties. For the quarter, we earned 2,881 GEOs from our gold NPIs compared with 10,595 GEOs from gold NPIs in the same period in 2012, a reduction of 72.8%.

U.S. assets produced 8,833 GEOs and generated $11.5 million in revenue, representing decreases in GEOs of 8,703, or 49.6%, and revenue of $18.6 million, or 61.8%, respectively, over 2012.  The largest decrease was attributable to Goldstrike (7,567 GEOs and $14.7 million in revenue) due to the impact of the lower average gold price and capital allocated to the NPI, which resulted in a $11.5 million reduction to NPI revenue. Higher production from Gold Quarry partially offset the decreases at Goldstrike, with Gold Quarry contributing 2,517 GEOs and $3.2 million in revenue.

Canadian assets produced 12,116 GEOs and generated $15.3 million in revenue in the quarter, an increase of 48.6% and 8.5%, respectively, over 2012 levels. The greatest contributions came from our Sudbury assets (3,373 GEOs and $4.3 million in revenue) operated by KGHM International Ltd. (“KGHM”), the Golden Highway assets (1,964 GEOs and $2.5 million in revenue) operated by St Andrew Goldfields Ltd. (“St Andrew”) and Detour Lake (1,826 GEOs and $2.4 million in revenue) operated by Detour Gold Corporation (“Detour”). Our Detour NSR began generating GEOs and revenue in February 2013 with Detour announcing the achievement of commercial production in August 2013.  Our newest Canadian acquisition, Kirkland Lake, contributed 490 GEOs and $0.6 million in revenue for the quarter (See Portfolio Additions above).

Australian assets produced 1,457 GEOs and revenue was $1.8 million for the quarter with the major contributor being the Duketon NSR. Navigator Resources Limited, the operator of Bronzewing, continued its re-structuring activities in the quarter with a Heads of Agreement signed with Cobre Mining Pty Ltd. for the acquisition of the Bronzewing operations. Our Bronzewing NSR remains in full force and effect through these re-structuring activities.

Rest of world gold assets produced 32,047 GEOs and generated $40.6 million in revenue in the period compared to 21,536 GEOs and $37.1 million in revenue in 2012. The 48.8%  increase in GEOs was due to the (i) Palmarejo and MWS streams both due to higher production (8,608 GEOs); and (ii) Subika NSR which generated a full quarter of GEOs and revenue as production thresholds were surpassed in late 2012 (2,072 GEOs). These increases were partially offset by lower production at other assets (169 GEOs). Although total GEOs earned was higher than 2012, revenue was only 9.4% higher due to the 26.0% decrease in the average gold price in the quarter when compared to 2012.

PGM

The prices for platinum and palladium averaged $1,397/oz and $726/oz, respectively, representing a decrease of 12.9% for platinum and an increase of 11.0% for palladium compared with the average prices for the fourth quarter 2012. PGM price volatility remained high in 2013, similar to the volatility of gold prices.

PGM GEOs produced were 11,776 for the quarter compared to 9,507 GEOs in 2012, an increase of 23.9% with the associated revenue decreasing by 9.8% to $13.8 million for the period, down from $15.3 million in 2012. The increase in GEOs is attributable to higher production from the PGM assets, with the largest increase coming from the Sudbury assets.

Other Minerals

GEOs and revenue generated from other minerals increased due to the start of production at the Peculiar Knob iron-ore project in Australia which generated $2.8 million in revenue for the quarter and the acquisition of the Osborne royalty, part of the Barrick portfolio acquisition (See Portfolio Additions above).

Oil & Gas

Oil & gas revenue was $12.6 million for the quarter (93% oil and 7% gas) compared with $13.0 million for the same period of 2012 (92% oil and 8% gas). During the quarter, oil averaged C$87 per barrel (based on the Edmonton Par (40° API)) with WTI averaging $97 per barrel and gas averaging C$3.36/mcf (based on AECO-C). The quality differential averaged C$7 per barrel for Weyburn oil in the quarter. The strengthening of the U.S. dollar relative to the Canadian dollar resulted in a lower average price for 40 API. The Weyburn Unit generated $8.9 million in the quarter which was in line with 2012.

Costs and Expenses

Costs and expenses for the quarter were $194.8 million compared to $135.9 million in 2012. The following table provides a list of the costs and expenses incurred for the three months ended December 31, 2013 and 2012.

	Three months ended December 31,
(expressed in millions)	2013	2012	Variance
Costs of sales	$17.9	$13.7	$4.2
Depletion and depreciation	34.4	32.8	1.6
Corporate administration	3.8	5.8	(2.0)
Business development	1.0	0.9	0.1
Impairment of investments	24.8	8.6	16.2
Impairment of royalty, stream and working interests	112.9	74.1	38.8
	$194.8	$135.9	$58.9

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $17.9 million for the fourth quarter of 2013 compared with $13.7 million for the fourth quarter of 2012. The increase of $4.2 million is attributable to higher cost of stream sales of $5.2 million and oil and gas taxes of $0.2 million, both due to higher production levels, partially offset by lower net proceeds taxes of $1.2 million due to lower revenue being earned in jurisdictions with net proceeds tax regimes. For the quarter, we received 38,150 GEOs under our stream agreements compared to 25,652 GEOs received in 2012.

Depletion and depreciation totaled $34.4 million for the quarter compared to $32.8 million in 2012. The increase in depletion of $1.6 million is due to higher depletion on Levack/Morrison ($2.5 million), MWS ($2.2 million), Subika ($0.8 million) and other assets ($1.7 million), all due to higher production; partially offset by lower depletion on Podolsky ($3.0 million), as the operator has put Podolsky on care and maintenance, and Goldstrike ($2.6 million) due to lower production volumes.

Corporate administration expenses decreased to $3.8 million in the quarter from $5.8 million in 2012. The decrease is due to lower compensation expense.

Business development expenses were $1.0 million and $0.9 million for the three months ended December 31, 2013 and 2012, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Impairment of investments was $24.8 million in the fourth quarter of 2013 due to certain investments which have experienced a significant or prolonged decline in fair value (2012 - $8.6 million). Included in the $24.8 million impairment charge was an amount of $24.2 million related to the impairment of an equity investment in a non-public entity. In the fourth quarter of 2013, it was announced that the non-public entity would cease mining activities citing the low nickel price environment which the Company determined was an indication of impairment. The Company estimated an in-situ dollar value per pound of reserve/resource using market information which resulted in a carrying value of $4.8 million following the recording of the impairment charge.

Impairment of royalty, stream and working interests were $112.9 million for the three months ended December 31, 2013. The impairment charges were the result of an impairment analysis completed at the end of 2013 due to the presence of impairment indicators on the McCreedy stream and Kasese royalty interests. In 2012, we recorded an impairment of $74.1 million on our Arctic Gas exploration assets.

The impairment charges are summarized in the following table:

	2013	2012
McCreedy platinum group metals stream	$107.9	$—
Kasese cobalt net smelter returns royalty	4.8	—
Exploration assets	0.2	—
Arctic Gas exploration assets	—	74.1
Total impairment losses	$112.9	$74.1

Indicators of Impairment

During the year ended December 31, 2013, there has been a significant decrease in the long-term gold price assumptions used by the industry which has resulted in numerous mining operators assessing indicators of impairment. Notwithstanding the decrease in long-term commodity prices, management does not necessarily consider decreases in long-term commodity prices, in itself, an indication of impairment of its royalty, stream and working interests as the majority of the portfolio was acquired when commodity prices were substantially lower than current and longer-term forecasted prices and that some of the risks associated with our royalty or stream interests are different to those of an operator.

(i)            McCreedy

The McCreedy stream comprises part of our Sudbury Basin interest where we have an agreement to purchase 50% of the gold equivalent ounces of gold, platinum and palladium contained in ore mined and shipped from the McCreedy mine. In the fourth quarter of 2013, KGHM, the operator of the McCreedy mine, announced a significant reduction in mining activities at the project following the cancellation of a processing contract which was considered an indication of impairment and, accordingly, an impairment assessment was performed. Following the impairment charge, the McCreedy stream asset has a carrying value of $19.7 million (2012 - $129.4 million).

(ii)        Kasese

The Kasese royalty is a 10% free cash flow royalty capped at US$10 million. Kasese Cobalt Company Ltd. (“KCCL”) is the operator which is recovering cobalt metal from a stockpile of a cobalt-rich sulphide concentrate (pyrite). In the fourth quarter of 2013, KCCL informed the Company that it has ceased mining and is in the midst of dismantling the operation which was considered an indicator of impairment. Following the impairment charge, the Kasese royalty has a carrying value of nil (2012 - $5.2 million).

(iii)    Exploration assets

During 2013, the Company was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In these circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2013, the total amount written off was $0.2 million.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amounts are related to commodity prices and discount rates. In addition, assumptions related to comparable entities, market values per ounce and the inclusion of reserves and resources in the calculations are used.

McCreedy

The fair value less cost of disposal (“FVLCD”) for McCreedy was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the McCreedy deposits. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using McCreedy’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future commodity prices, which included gold, platinum and palladium, to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with McCreedy.

The key assumptions used in the impairment testing are summarized in the table below:

2013
Consensus long-term gold price per ounce	$1,300
Consensus long-term platinum price per ounce	$1,700
Consensus long-term palladium price per ounce	$884
Discount rate	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. We assumed a negative 10% change for the commodity price assumptions, taking the gold price from $1,300 per ounce to $1,170 per ounce, platinum from $1,700 per ounce to $1,530 per ounce and palladium from $884 per ounce to $795 per ounce, while holding all other assumptions constant. In addition, we assumed a positive 5% change for the discount rate assumption, taking it from 5% to 10%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 5% for the discount rate.

As at December 31, 2013	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$19.7	$107.9
Impairment recorded if, in isolation,:
10% decrease to long-term commodity prices	17.2	110.2
5% increase to the discount rate	16.0	111.5

Arctic Gas

During the year ended December 31, 2012, we recorded impairment charges of $74.1 million on our exploration assets comprising Arctic Gas. Our Arctic Gas assets comprise natural gas contingent resources in the Drake Point, Hecla, King Christian and Roche Point gas fields located on and offshore of Melville Island. Contingent resources are those quantities of oil and gas estimated, as of a given date, to be potentially recoverable from accumulations using established technology, or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. The largest working interest holder in the Drake Point, Hecla, King Christian and Roche Point gas fields is Suncor Energy Inc. (“Suncor”). The Arctic Gas assets were acquired by us as part of our December 2007 initial public offering transaction and the value assigned to Arctic Gas was based on metrics from a comparable transaction completed in 2006.

In 2012, we engaged an independent oil & gas reserve evaluator to provide an evaluation of the Arctic Gas assets as at December 31, 2012. The impairment charge was a result of changes in production assumptions, natural gas prices and amount of contingent resources used in the evaluation of Arctic Gas and resulted in a reduction of $74.1 million in the carrying value as at December 31, 2012.  Following the impairment charge, Artic Gas had a carrying value of $3.3 million.

The key assumptions used in determining the recoverable amount for the Arctic Gas assets are long-term natural gas prices and discount rates. We performed a sensitivity analysis on the key assumptions as disclosed below. No reasonable change in the other key assumptions would have a significant impact on the recoverable amount of the Arctic Gas assets. Management determined these estimates using the fair value less cost to sell approach which is deemed greater than the assets’ value in use.

The table below shows the impairment amounts when certain key assumptions are changed, in isolation, by 10% for long-term natural gas prices or 5% to the discount rate.

Key assumptions	Arctic Gas
Impairment recorded in statement of income (loss)	$74.1
Impairment recoded if, in isolation, a 10% change in long-term natural gas price or a 5% change to the discount rate:
Long-term natural gas prices(a) increase by 10%	66.5
Long-term natural gas prices(a) decrease by 10%	77.4
Discount rate(b) increased to 20%	77.4
Discount rate(b) decreased to 10%	42.6

(a)         Natural gas prices

Projected future revenue reflects management’s estimates of future natural gas prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

For 2012, the impairment analysis used a long-term natural gas price of C$3.60/Mcf.

(b)         Discount rates

For 2012, the impairment analysis used a 15% discount rate for Arctic Gas taking into account market view for evaluating oil & gas assets and the risk associated with the Arctic Gas assets.

Foreign Exchange and Other Income/Expenses

Foreign exchange and other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held as investments and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other expenses for the quarter were $3.3 million compared to $1.6 million in 2012. The following table provides a list of the other income/expenses incurred for the three months ended December 31, 2013 and 2012.

	Three months ended December 31,
(expressed in millions)	2013	2012	Variance
Foreign exchange gain (loss)	$(0.8)	$0.2	$(1.0)
Mark-to-market gain (loss) on warrants	(1.9)	(1.6)	(0.3)
Loss on sale of gold	(0.6)	(0.2)	(0.4)
	$(3.3)	$(1.6)	$(1.7)

Foreign exchange gains and losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange gains and other expenses were $3.3 million in the quarter (2012 — $1.6 million) which was comprised of $0.8 million related to foreign exchange losses on intercompany debt securities (2012 — gain of $0.2 million), $1.9 million in mark-to-market losses related to warrants of small to mid-sized publicly-listed resource companies (2012 — $1.6 million) and a $0.6 million loss on the sale of gold (2012 - $0.2 million).

Finance Costs and Finance Income

Finance income was $1.0 million (2012 - $1.4 million) for the quarter which was earned on our cash equivalents and/or short-term investments.  The decrease in finance income was due to lower cash balances invested in 2013 than 2012 coupled with a larger U.S dollar balance, which earns a lower interest rate, than 2012. Finance expenses were $0.6 million (2012 - $0.2 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  The increase in finance expenses is due to higher standby fees as we increased our credit facility from $175.0 million to $500.0 million in January 2013. For the quarter, standby fees were $0.5 million (2012 - $0.1 million) and amortization of issuance costs were $0.1 million (2012 - $0.1 million).

Income Taxes

Franco-Nevada had an income tax recovery of $17.1 million (2012 — income tax expense $10.9 million) for the quarter comprised of a current income tax expense of $3.8 million (2012 - $11.4 million) and a deferred income tax recovery of $20.9 million (2012 — income tax recovery of $0.5 million) related to our Canadian and Mexican entities. The increase in the deferred tax recovery is related to the impairment charges recorded in the fourth quarter.

Overview of Financial Performance — 2013 to 2012

Net Income

Net income for the year was $11.7 million, or $0.08 per share, compared with net income of $102.6 million, or $0.72 per share, for 2012. The reduction in net income was driven primarily by (i) higher impairment charges recorded in 2013 than 2012; (ii) lower mineral asset revenue due to weaker average gold and platinum prices; and (iii) higher foreign exchange losses recorded in 2013.

Adjusted Net Income was $138.3 million, or $0.94 per share, compared with $171.0 million, or $1.19 per share.  The decrease in Adjusted Net Income was driven primarily by lower revenue and finance items and higher depletion; partially offset by lower income tax expense and other expenses.

Adjusted Net Income Reconciliation — 2012 to 2013

(expressed in millions)

Revenue

Gold

Average gold price for 2013 was $1,411/oz compared to $1,669/oz for 2012 based on the London PM Fixed quoted prices representing a decrease of 15.5%. The deterioration and volatility surrounding the gold price is attributable to a number of factors, including concerns over U.S. monetary stimulus reductions and expected near term interest rate increases.

GEOs earned from gold assets increased to 192,297 in 2013 from 191,610 in 2012, with growth coming from international assets, such as Subika and MWS, partially offset by a reduction in GEOs earned from U.S. gold assets, such as Goldstrike. 2013 gold revenue was $269.9 million down from $320.6 in 2012 which was attributable to the lower average gold price and a reduction in GEOs from NPI royalties which are the most sensitive to gold price fluctuations compared to other types of royalties.  For 2013, we earned 8,520 GEOs from NPI royalties compared with 29,227 GEOs in 2012.

U.S. assets produced 41,040 GEOs and generated $59.1 million in revenue in 2013, a decrease of 19,522 GEOs, or 32.3%, and $42.6 million in revenue, or 41.9%, respectively, over 2012. The largest decrease was attributable to Goldstrike (18,670 GEOs and $34.5 million in revenue) due to the impact of the lower gold price and capital expenditures allocated to the Goldstrike NPI along with lower production. Lower production at Bald Mountain resulted in a decrease of 2,583 GEOs and $5.0 million in revenue due to mine sequencing. These decreases were partially offset by increases at Gold Quarry of 3,171 GEOs and $2.1 million in revenue due to an increase in the minimum royalty provision.

Canadian assets produced 31,966 GEOs and generated $43.6 million in revenue in 2013, an increase of 16.4% and a decrease of 5.2%, respectively, over 2012 levels. The greatest contributions came from our Golden Highway assets (8,841 GEOs and $12.5 million in revenue) operated by St Andrew, the Sudbury assets (8,532 GEOs and $11.6 million in revenue) operated by KGHM and the Detour NSR (4,442 GEOs and $5.9 million in revenue). The lower gold price environment negatively impacted Canadian NPIs with lower GEOs and revenue being earned from Musselwhite and Hemlo. The Timmins West NSR contributed 2,404 GEOs and $3.2 million in revenue, representing increases of 89.6% and 60.0%, respectively, in 2013.

Australian assets produced 6,809 GEOs for the period compared to 6,886 GEOs in 2012 due to increased production from our Duketon NSR where production from the Garden Well deposit began generating GEOs and revenue in September 2012. Re-structuring activities at Bronzewing and Henty resulted in lower GEOs and revenue being earned from these assets in 2013 compared to 2012.

Rest of world gold assets produced 112,482 GEOs and generated $157.5 million in revenue in the year compared to 96,694 GEOs and $161.3 million in revenue in 2012. The increase in GEOs was due to (i) Subika NSR which surpassed production thresholds in late 2012 (8,478 GEOs); (ii) MWS stream due to higher production (5,624 GEOs); and (iii) Palmarejo project due to higher production (2,238 GEOs), partially offset by lower production from other assets.

PGM

The average prices for platinum and palladium for 2013 were $1,487/oz and $725/oz, respectively, which represented a decrease of 4.2% for platinum and an increase of 12.4% for palladium over 2012 average prices.

PGM GEOs produced were 40,007 for 2013 compared to 35,826 GEOs in 2012 and revenue decreased to $51.6 million for the year, down from $60.7 million in 2012. Despite 11.7% higher production levels at the various PGM operations, the lower average platinum prices caused revenue to decrease by 15.0%.

Other Minerals

GEOs and revenue generated from other minerals increased due to the start of production at the Peculiar Knob iron-ore project in Australia which generated $8.0 million in revenue for the year. The Osborne royalty, acquired in the fourth quarter of 2013, contributed $0.8 million to revenue in the year (See Portfolio Additions above).

Oil & Gas

Oil & gas revenue increased 63.8% to $67.0 million for 2013 (94% oil and 6% gas) compared with $40.9 million for 2012 (90% oil and 10% gas) due to the addition of the Weyburn Unit NRI in late 2012.

Oil averaged C$93 per barrel (based on the Edmonton Par (40° API)), WTI averaged $98 per barrel and gas averaged C$3.02/mcf (based on AECO-C), respectively, during the year.  The WTI/Edmonton Light price differential averaged $7 per barrel for 2013 with a quality differential of C$7 per barrel for Weyburn oil. The Weyburn Unit generated $50.7 million compared with $25.0 million for 2012. We acquired an additional 1.15% working interest and 11.7% NRI in February 2012 and November 2012, respectively.

Costs and Expenses

Costs and expenses for the period were $351.3 million compared to $288.6 million in 2012. The following table provides a list of the costs and expenses incurred for the year ended December 31, 2013 and 2012.

	Twelve months ended December 31,
(expressed in millions)	2013	2012	Variance
Costs of sales	$60.2	$59.2	$1.0
Depletion and depreciation	129.3	126.7	2.6
Corporate administration	15.2	17.4	(2.2)
Business development	3.0	2.6	0.4
Impairment of investments	30.7	8.6	22.1
Impairment of royalty, stream and working interests	112.9	74.1	38.8
	$351.3	$288.6	$62.7

Costs of sales, which comprises the cost of GEOs purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $60.2 million for 2013 compared with $59.2 million for 2012, of which $50.1 million (2012-$45.7 million) related to cost of stream ounces. The increase of $1.0 million is attributable to higher (i) cost of stream sales of $4.3 million due to higher production from stream assets; partially offset by lower (ii) net proceeds taxes of $3.2 million as sourced revenue was lower in the period; and (iii) oil & gas production taxes of $0.1 million due to lower production volumes.  For 2013, we received 123,387 GEOs under our stream agreements compared to 113,837 GEOs received for 2012.

Depletion and depreciation totaled $129.3 million for the year compared to $126.7 million in 2012. The increase in depletion of $2.6 million is due to higher depletion on (i) oil & gas assets of $9.9 million with the acquisition of the Weyburn Unit NRI in the fourth quarter of 2012; (ii) MWS of $4.6 million and Levack/Morrison of $2.1 million, both due to higher production; and (iii) Subika of $3.2 million, a royalty that began generating revenue after surpassing production thresholds in late 2012;  partially offset by lower depletion on Podolsky ($9.6 million) as the operator put the mine on care and maintenance earlier in 2013 and Goldstrike ($6.1 million) and other assets ($1.5 million), due to lower production.

Corporate administration expenses of $15.2 million for the year compared to $17.4 million in 2012. The decrease is attributable to lower consulting fees ($1.0 million), mark-to market adjustments of our Deferred Share Units ($0.7 million) and lower compensation expense ($0.5 million).

Business development expenses were $3.0 million and $2.6 million for the twelve months ended December 31, 2013 and 2012, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Impairment of investments was $30.7 million (2012 — $8.6 million) for the year due to the fair value of certain investments, some of which had been impaired at December 31, 2012, continuing to decline in value over the period. Please refer to impairment of investments included in fourth quarter section above.

Impairment of royalty, stream and working interests were $112.9 million for the year ended December 31, 2013 (2012 - $74.1 million). The impairment charges were the result of an impairment analysis completed at the end of 2013 due to the presence of impairment indicators on the McCreedy precious metals stream and Kasese cobalt royalty. In 2012, we recorded an impairment of $74.1 million related to Arctic Gas exploration assets. Please refer to the impairment of royalty, stream and working interest discussion included in the fourth quarter section above.

Foreign Exchange and Other Income/Expenses

Foreign exchange and other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other expenses for 2013 were $17.2 million compared to other income of $8.0 million for 2012. The following table provides a list of the other income/expenses incurred for the twelve months ended December 31, 2013 and 2012.

	Twelve months ended December 31,
(expressed in millions)	2013	2012	Variance
Foreign exchange gain (loss)	$(3.1)	$0.1	$(3.2)
Mark-to-market gain (loss) on warrants	(11.5)	8.2	(19.7)
Loss on sale of gold	(2.6)	(0.3)	(2.3)
	$(17.2)	$8.0	$(25.2)

Foreign exchange losses and other expenses were $17.2 million in the year (2012 — gain of $8.0 million) which was comprised of $3.1 million related to foreign exchange losses on intercompany debt securities (2012 — income of $0.1 million), $11.5 million in mark-to-market losses related to warrants of small to mid-sized publicly-listed resource companies (2012 — gain of $8.2 million) and $2.6 million in losses on the sale of gold (2012 - $0.3 million). Franco-Nevada receives physical gold and silver as settlement for certain royalty obligations which was sold on the open market at spot prices within a short time period from the date of receipt. The difference between the spot price realized and the average gold/silver prices in the period the gold/silver was recognized is recorded as a gain/loss on the sale of gold/silver.

Finance Costs and Finance Income

Finance income was $3.5 million (2012 - $9.6 million) for the twelve months ended December 31, 2013 which was earned on our cash equivalents and/or short-term investments.  The decrease is due to higher U.S. dollar cash balances invested in 2013 than 2012 with U.S. cash balances earning a lower interest rate than Canadian balances. Finance expenses were $1.9 million (2012 - $1.1 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  For the year, standby fees were $1.2 million (2012 - $0.6 million) and amortization of issuance costs were $0.3 million (2012 - $0.5 million). In addition, we expensed $0.3 million related to the previous credit facility.

Income Taxes

Franco-Nevada had an income tax expense of $22.3 million (2012 — $52.3 million) for the year. This was comprised of a current income tax expense of $34.9 million (2012 - $38.3 million) and a deferred income tax recovery of $12.6 million (2012 — income tax expense of $14.0 million) related to our Canadian entities partially offset by deferred income tax expenses in the U.S.

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(expressed in millions, except per share amounts)(1)(4)

	Q4 2013	Q3 2013	Q2 2013		Q1 2013		Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenue	$100.0	$98.8	$93.3		$108.8		$114.1	$105.2	$102.7	$105.0
Cost and expenses	194.8 (2)	50.8	50.5	(2)	55.2	(2)	135.9 (2)	50.0	50.9	51.0
Operating income (loss)	(94.8)	48.0	42.8		53.6		(21.8)	55.2	51.8	54.0
Other income (expenses)	(2.9)	0.7	(8.9)		(4.5)		(0.4)	11.5	(0.3)	5.7
Income tax (recovery)/expense	(17.1)	13.4	12.3		13.7		10.9	14.7	14.6	12.9
Net income (loss)	(80.6)	35.3	21.6		35.4		(33.1)	52.0	36.9	46.8
Basic earnings (loss) per share	$(0.55)	$0.24	$0.15		$0.24		$(0.23)	$0.36	$0.26	$0.33
Diluted earnings (loss) per share	$(0.55)	$0.24	$0.15		$0.24		$(0.23)	$0.35	$0.25	$0.33
Adjusted EBITDA(3)	77.3	80.3	75.5		89.4		93.7	86.4	82.8	85.7
Adjusted EBITDA(3) per share	$0.53	$0.55	$0.51		$0.61		$0.65	$0.59	$0.57	$0.61
Adjusted Net Income(3)	30.5	35.3	31.9		40.6		47.0	45.3	35.1	43.6
Adjusted Net Income(3) per share	$0.21	$0.24	$0.22		$0.28		$0.32	$0.31	$0.24	$0.31

(1)         Due to rounding, amounts may not calculate.

(2)         Includes impairment charges on royalty, stream, working interests and investments.

(3)         Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 27-31 of this MD&A.

(4)         Certain comparative figures have been reallocated to conform to the current period’s presentation.

Non-IFRS Financial Measures

Adjusted EBITDA was $77.3 million, or $0.53 per share, for the quarter compared to $93.7 million, or $0.65 per share, for 2012. The decrease in Adjusted EBITDA was primarily due to lower revenue as a result of decreases in average gold and platinum prices. Adjusted EBITDA for the year ended December 31, 2013 and 2012 was $322.5 million, or $2.20 per share, and $347.8 million, or $2.43 per share, respectively. The decrease is due to lower revenues from weaker average gold and platinum prices earned in the period.

Adjusted EBITDA for the three and twelve months ended December 31, 2013 and 2012 is presented by commodity, location and type of interest below:

	Adjusted EBITDA
For the three months ended December 31,	2013		2012
(expressed in millions)	$	%	$	%
Commodity
Gold	$53.7	70%	$70.6	75%
PGM	9.4	12%	11.3	12%
Other	4.1	5%	10.5	11%
Oil & Gas	10.1	13%	1.3	2%
	$77.3	100%	$93.7	100%

Geography
Canada	$29.6	38%	$30.6	33%
United States	13.1	17%	30.4	32%
Mexico	15.5	20%	16.4	18%
Australia	5.8	8%	4.0	4%
Rest of World	13.3	17%	12.3	13%
	$77.3	100%	$93.7	100%

Type
Revenue-based	$33.9	44%	$45.5	49%
Streams	29.4	38%	30.2	32%
Profit-based	8.9	11%	13.6	14%
Working interests and other	5.1	7%	4.4	5%
	$77.3	100%	$93.7	100%

	Adjusted EBITDA
For the twelve months ended December 31,	2013		2012
(expressed in millions)	$	%	$	%
Commodity
Gold	$216.2	67%	$265.3	76%
PGM	38.1	12%	46.6	14%
Other	11.7	4%	4.5	1%
Oil & Gas	56.5	17%	31.4	9%
	$322.5	100%	$347.8	100%
Geography
Canada	$115.5	36%	$102.6	30%
United States	71.6	22%	108.1	31%
Mexico	58.9	18%	74.1	21%
Australia	20.0	6%	14.3	4%
Rest of World	56.5	18%	48.7	14%
	$322.5	100%	$347.8	100%

Type
Revenue-based	$150.4	47%	$160.9	46%
Streams	109.7	34%	137.2	39%
Profit-based	36.7	11%	37.8	11%
Working interests and other	25.7	8%	11.9	4%
	$322.5	100%	$347.8	100%

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2013	2012	2013	2012
Net Income (Loss)	$(80.6)	$(33.1)	$11.7	$102.6
Income tax (recovery) expense	(17.1)	10.9	22.3	52.3
Finance costs	0.6	0.2	1.9	1.1
Finance income	(1.0)	(1.4)	(3.5)	(9.6)
Depletion and depreciation	34.4	32.8	129.3	126.7
Impairment of investments	24.8	8.6	30.7	8.6
Impairment of royalty, stream and working interests	112.9	74.1	112.9	74.1
Foreign exchange (gains)/losses and other (income)/expenses	3.3	1.6	17.2	(8.0)
Adjusted EBITDA	$77.3	$93.7	$322.5	$347.8
Basic Weighted Average Shares Outstanding	147.1	145.3	146.8	143.1
Adjusted EBITDA per share	$0.53	$0.65	$2.20	$2.43

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

(expressed in millions, except per share amounts	Three months ended December 31,		Twelve months ended December 31,
and Margin)	2013	2012	2013	2012
Net Income (Loss)	$(80.6)	$(33.1)	$11.7	$102.6
Income tax (recovery) expense	(17.1)	10.9	22.3	52.3
Finance costs	0.6	0.2	1.9	1.1
Finance income	(1.0)	(1.4)	(3.5)	(9.6)
Depletion and depreciation	34.4	32.8	129.3	126.7
Impairment of investments	24.8	8.6	30.7	8.6
Impairment of royalty, stream and working interests	112.9	74.1	112.9	74.1
Foreign exchange (gains)/losses and other (income)/expenses	3.3	1.6	17.2	(8.0)
Adjusted EBITDA	$77.3	$93.7	$322.5	$347.8
Revenue	100.0	114.1	400.9	427.0
Margin	77.3%	82.1%	80.4%	81.5%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2013	2012	2013	2012
Net Income (Loss)	$(80.6)	$(33.1)	$11.7	$102.6
Foreign exchange (gain) loss, net of income tax	0.5	(0.5)	2.3	(0.1)
Mark-to-market changes on warrants, net of income tax	1.7	1.4	9.9	(7.2)
Impairment of investments, net of income tax	25.6	7.6	30.8	7.6
Impairment of royalty, stream and working interests, net of income tax	83.3	74.1	83.3	74.1
Credit facility costs written off, net of income tax		—	0.3	—
Foreign withholding taxes	—	—	—	(3.5)
Withholding tax reversal	—	(2.5)	—	(2.5)
Adjusted Net Income	$30.5	$47.0	$138.3	$171.0
Basic Weighted Average Shares Outstanding	147.1	145.3	146.8	143.1

Basic EPS	$(0.55)	$(0.23)	$0.08	$0.72
Foreign exchange (gain) loss, net of income tax	0.01	—	0.02	—
Mark-to-market changes on derivatives, net of income tax	0.01	0.01	0.07	(0.05)
Impairment of investments, net of income tax	0.17	0.05	0.20	0.04
Impairment of royalty, stream and working interests, net of income tax	0.57	0.51	0.57	0.52
Foreign withholding taxes	—	—	—	(0.02)
Withholding tax reversal	—	(0.02)	—	(0.02)
Adjusted Net Income per share	$0.21	$0.32	$0.94	$1.19

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $73.4 million and $84.2 million for the three months ended December 31, 2013 and 2012, respectively. The decrease was attributable to lower revenues earned in 2013 compared to 2012.

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $292.8 million and $321.0 million for the twelve months ended December 31, 2013 and 2012, respectively. The decrease was attributable to lower revenues earned in 2013 compared to 2012.

Investing Activities

Cash used in investing activities was $40.4 million for the quarter compared to $381.9 in 2012. In the fourth quarter of 2012, cash was used primarily for the purchase of a NRI in the Weyburn Unit for C$400.0 million.

For the year ended December 31, 2013, cash used in investing activities was $1.4 million compared to $659.3 million for 2012. The decrease in cash used in investing activities was due to the Weyburn NRI acquisition in 2012 and fewer short-term investment purchases in 2013 when compared to 2012.

Franco-Nevada invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at December 31, 2013, the investments had various maturities upon acquisition of between 14 and 94 days.  Accordingly, as at December 31, 2013, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months upon acquisition are classified as “short-term investments”.

Financing Activities

Net cash used in financing activities was $22.1 million for the quarter compared to $20.0 million in 2012. Cash was used primarily for the payment of dividends.

Financing activities used $94.0 million in cash in 2013 compared to cash provided by financing activities of $180.0 million in 2012 due to the higher proceeds from the exercise of warrants in 2012.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.9348 to $1.0164, closing the period at $0.9402. The Mexican peso traded in a range of $0.07443 to $0.08348 and the Australian dollar traded between $0.9453 and $1.1289.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at December 31, 2013, our cash, cash equivalents and short-term investments totaled $788.0 million (December 31, 2012 - $779.9 million).  In addition, we held available-for-sale investments at December 31, 2013 with a combined value of $38.2 million (December 31, 2012 - $108.4 million), of which $29.7 million was held in publicly traded equity instruments (December 31, 2012 - $73.9 million).  Working capital as at December 31, 2013 was $861.2 million (December 31, 2012 - $822.4 million). The increase is largely the result of cash generated from normal ongoing operations partially offset by the payment of dividends.

Our near-term cash requirements include funding of the Cobre Panama stream commitment, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the Cobre Panama stream agreement, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

Franco-Nevada has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities.

Cobre Panama Precious Metals Stream

On August 20, 2012, Franco-Nevada announced the acquisition of a precious metals stream on Inmet’s 80% interest in the Cobre Panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1.0 billion (Inmet, now First Quantum, owns 80% of the project).  Franco-Nevada expects to fund the $1.0 billion in stages over a three year period. Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper-in-concentrate produced from the Cobre Panama project.

In March 2013, Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”). Following the acquisition, First Quantum undertook a complete review of the Cobre Panama project and released the results in January 2014 which included a larger project with installed capacity approximately 17% higher than the Inmet plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017. First Quantum has requested changes under the security and reporting requirements of the agreement and Franco-Nevada is currently considering to achieve a mutually beneficial outcome. Franco-Nevada expects to fund approximately $200.0 million in 2014 under the Cobre Panama stream agreement.

New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, Franco-Nevada committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remained available to Taseko provided the project was fully permitted and financed by May 2012 at which point Franco-Nevada was entitled to terminate such commitment. Franco-Nevada has not terminated this option. Once New Prosperity is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017.  In addition, Franco-Nevada will pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

In February 2014, the Government of Canada announced it would not issue the federal authorizations necessary for the New Prosperity project to proceed.

Capital Resources

As of March 19, 2014, the entire amount of $500.0 million, or its Canadian dollar equivalent, is available under our credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio. On March 19, 2014, Franco-Nevada extended its credit facility for an additional two years which amended the expiry of the credit facility to March 19, 2019.  As of March 19, 2014, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 3.20%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $0.6 million (2012 - $0.2 million) and $1.2 million (2012 - $0.6 million) were incurred and paid for the three and twelve months ended December 31, 2013, respectively. In addition, we expensed $0.3 million related to the previous credit facility.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Proven and Probable Reserves

Determination of proven and probable reserves by the operators and the Company associated with the Company’s royalty, stream and working interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves, production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, stream and working interests and the assessment of the recoverability of the carrying value of royalty, stream and working interests.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream, working interests and investments measured at cost requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream, working interests and/or investments measured at cost. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Purchase Price Allocation

The assessment of whether an acquisition meets the definition of a business, or where the assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New Accounting Standards Adopted During the Year

Franco-Nevada adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements

IAS 1 was amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The statement of income and other comprehensive income (loss) has been updated to reflect IAS 1.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation — Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. We conducted our review of all our wholly-owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 resulted in incremental disclosures in our annual consolidated financial statements as disclosed in Note 2b — Significant Accounting Policies.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. We adopted IFRS 13 on a prospective basis. We have added additional disclosures on fair value measurement in Note 9 — Fair Value Measurements to our annual consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added on October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income rather than the statement of income.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including adding disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments.  In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in entity’s own credit risk, from financial liabilities designated under fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9). In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements.

We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligation event is that gives rise to pay a levy and when should a liability be recognized.

This interpretation is required to be applied for accounting periods beginning on or after January 1, 2014, with earlier adoption permitted. We are currently assessing the impact of adopting IFRS 21 on our consolidated financial statements, including the impact of early adoption.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2013, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 19, 2014, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	147,253,398
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,134,358
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	62,240
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	47,847
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	128,616
Diluted common shares	158,137,228

Notes:

(1)    The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)    There were 2,134,358 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$57.57 per share.

(3)    In connection with the acquisition of Gold Wheaton Gold Corp, Franco-Nevada reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing.  To-date 2,018,897 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants and 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have expired unexercised. With respect to the warrants, 400,000 warrants (62,240 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of Franco-Nevada’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Exercise Price		Equivalent Franco-Nevada Common Shares
May 26, 2014	C$	5.00	400,000	C$	32.13	62,240

(4)    In connection with the acquisition of Gold Wheaton, Franco-Nevada reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share.  To date, 654,531 Gold Wheaton stock options have been exercised and 28,320 Gold Wheaton stock options have expired.

(5)    In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

Franco-Nevada has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect Franco-Nevada in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years.  The marketability and price of metals, minerals, oil & gas on properties for which we hold interests will be influenced by numerous factors beyond our control and which may have a material and adverse effect on our profitability, results of operations and financial condition.

Significance of the Palmarejo Gold Stream

The Palmarejo gold stream is currently significant to Franco-Nevada.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from this project and the associated portion over which we have a stream interest, could have a material and adverse effect on our profitability, results of operations and financial condition.

Foreign Currency Fluctuations

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on our profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, we may suffer losses due to foreign currency rate fluctuations.

Franco-Nevada operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2013, the foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (1992) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2013.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2013, Franco-Nevada’s disclosure controls and procedures were effective.

For the three months and year ended December 31, 2013, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2013.

Cautionary Statement on Forward Looking Information

This MD&A contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC (as defined below) status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of our PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and contained in Franco-Nevada’s Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.